Magyar Bancorp, Inc.
                               400 Somerset Street
                         New Brunswick, New Jersey 09801



       FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO COMMISSION RULE 83



October 23, 2009

Via EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

             Re:      Magyar Bancorp, Inc.
                      Form 10-KSB for Fiscal Year Ended September 30, 2008 Filed December 29, 2008 Form 10-KSB/A for Fiscal Year Ended September 30, 2008 Filed January 7, 2009 Forms 10-Q for Fiscal Quarters Ended December 31, 2008, March 31, 2009, and June 30, 2009 File No. 000-51726


Dear Mr. Nolan:

     We are responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to Magyar Bancorp, Inc. (the "Company") dated September 17, 2009 providing comments by the SEC Staff to the above-referenced filings. Pursuant to a conversation between the Company's legal counsel and you, the Company was granted an extension of time until October 23, 2009 to respond to the Staff comments.

     The Company's responses are numbered to correspond with the numbered comments contained in the September 17, 2009 letter.

John P. Nolan
October 23, 2009
Page 2


Form 10-Q, filed May 13, 2009
-----------------------------

Note G - Fair Value Measurements, page 10
-----------------------------------------

Response to #1:
---------------

The $3,083,000 construction loan referred to in the comment was originated on June 15, 2007 and matured on June 14, 2008. At maturity, the borrower was approximately 80% completed with the project and cited lack of liquidity to support the debt service of the construction loan. Consistent with our previous statements to the staff that collateral supporting a construction loan is evaluated prior to granting an extension, we ordered a new appraisal, which was received in June 2008. The new appraisal indicated an "as is" valuation of $3,540,000. The loan was deemed impaired in November 2008, within six months of the latest appraisal date. Using an 8% discount for selling and disposition costs, the SFAS 114 valuation of the impaired loan was determined to be $3,256,800 (92% of $3,540,000), which exceeded the loan amount by $173,800 and supported our conclusion that no allowance for loan loss was required. One year after the June 2008 appraisal was received, we ordered another appraisal in June 2009 to determine the appropriate carrying value of the impaired loan. The new appraisal indicated a value of $3,682,000 (net of selling and marketing costs) and again supported our conclusion that no allowance for loan loss was required. The increase in value between the June 2008 appraisal and the June 2009 appraisal was attributed to the fact that the borrower had completed the project with his own funds. In addition to the appraisals, bank management frequently visited the site to monitor the condition of the collateral. It was noted during these visits that the borrower was completing the final 20% of the project without any further loan disbursements from the Bank.

Response to #2:
---------------

Recognizing the deterioration in the economy and its impact on the Bank's loan portfolio, management has enhanced the review and reporting requirements on all Commercial and Construction Loans over the last two years. The purpose of these enhanced procedures is to ensure senior management attention to the Bank's loan underwriting and workout function. This review process includes daily interaction between the Department Head of Lending (and his staff) and senior management to discuss various credit related issues. In addition, senior management attends the monthly Asset Review Committee meeting where all criticized loans are discussed in depth and a review of the commercial and construction portfolio is undertaken to anticipate potential future credit issues. The Asset Review Committee reviews the Bank's criticized loans using Criticized Loan Reports, which provide a comprehensive review and an action plan for every criticized loan at the Bank. An example of a Criticized Loan Report is included as Exhibit A. After the monthly Asset Review Committee meeting, an Asset Review Follow Up meeting is held to recap and review the Asset Review Committee meeting with the President, COO, CFO, Credit Administrator, and SVP-Lending.

John P. Nolan
October 23, 2009
Page 3


In addition to the foregoing management reviews, the Bank convenes a weekly Management Loan Committee meeting and a monthly meeting of the Loan Committee of the Board of Directors. The Management Loan Committee includes the President, COO, CFO, Credit Administrator, SVP-Lending, SVP-CRA, and various other lending personnel. The Loan Committee of the Board of Directors includes the Chairman of the Board, the President and a rotation of three board members. This monthly board committee meeting is attended by the COO, CFO, and lending staff as needed. The minutes and reports discussed in the Loan Committee meeting are provided to the entire Board of Directors for discussion at each monthly meeting of the full Board of Directors.

In the year ended September 30, 2009, the Asset Review Committee met twelve (12) times, the Management Loan Committee met forty-five (45) times, and the Loan Committee of the Board of Directors met twelve (12) times.

At the Management Loan Committee meetings, the directors Loan Committee meetings and the full Board of Directors meetings, the following reports are provided and discussed: Management Loan Committee minutes, directors Loan Committee minutes, Asset Review Committee minutes, Commercial Loan Activity-Monthly, Commercial Loan Activity-YTD, Commercial/ Construction Loan Pipeline, Construction Loan Progress, Loans-to-One-Borrower, Loans Approved for Extensions, Risk Rating Migration, Delinquency, and Schedule of Real Estate Owned.

Also, the Criticized Loan Report is provided and discussed on a monthly basis at the directors Loan Committee meeting and the full Board of Directors meeting, and the Commercial Real Estate Concentration Report is provided and discussed on a quarterly basis at the director Loan Committee meeting and the full Board of Directors meeting. Sections of the quarterly Commercial Real Estate Concentration Report include;

     - the Migration Worksheet indicating the Bank's CRE loans and Classified loans as a percentage of capital;
     - Loan Concentration Report reporting total construction loans and CRE loans by outstanding balance, participation amount, percentage of portfolio and capital, and the Board-set limit of each category as a percentage of capital;
     -    Risk Rating Report by loan type;
     -    Loan to Value Report including a Loan to Value Stress Test section;
     -    Loan Purpose Report;
     -    Non Real Estate Loan Report;
     -    Exceptions Report;
     -    Occupancy Report by loan type;

John P. Nolan
October 23, 2009
Page 4

     -    Collateral Report reporting collateral by industry type;
     -    NAICS Code Summary Report;
     -    Past Due Loan Report;
     -    Classified and Criticized Report;
     -    Commercial Loan Customer Report by largest exposure;
     -    Debt Service Coverage Ratio Report;
     -    Tenant Industries Report;
     -    Source of Repayment Report; and
     -    Geographic Area Report by county.

All of the above reports for the directors Loan Committee meeting and the full Board of Directors meeting are provided to each Director at least one week prior to the meetings. Reports for the Management Loan Committee and Asset Review Committee are provided to each Committee member at least two days prior to each meeting.

Finally, a review of all lending related policies occurs at least annually. Some policies have been modified by the Board of Directors multiple times a year as changes are necessary. Included on Exhibit B are excerpts of two Bank policies that have undergone revisions in the last two years. One address the issues raised in the staff's September 17, 2009 comment letter related to fair value measurements and the other sets out two relevant excerpts from the Appraisal Policy discussing additional oversight of development properties and review procedure for all appraisals.

Included on Exhibit C are the Asset Review Committee minutes from October 8, 2009 and the Follow Up Asset Review Committee minutes from September 8, 2009. As can be seen from these minutes, a comprehensive review is undertaken on criticized and classified loans during these meetings.

Response to #3:
--------------

We have provided on Exhibit D an update of the Bank's five largest impaired construction loans. In addition, as requested by the staff, we have provided on Exhibit D a discussion of the Bank's next five largest impaired construction loans.

Response to #4:
---------------

In accordance with the Bank's policy and SFAS 15, a restructuring of debt is considered a troubled debt restructuring (TDR) if the Bank, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. A TDR is one in which the Bank allows the debtor certain concessions that would not be considered in the normal course of business. Generally, there are two types of
TDRs: 1) settlement of debt at less than carrying value; and/or 2) modification of debt terms (e.g., reduced carrying value, reduced interest rate, extended

John P. Nolan
October 23, 2009
Page 5


repayment period). To date, the construction loan extensions approved by the Bank have not resulted from concessions that would not be considered in the normal course of business. As evidenced in response #3 above, where borrowers are ultimately either unwilling or unable to meet the Bank's requirements to consider an extension, the loans are placed on non-accrual, deemed impaired, and forwarded to legal counsel to pursue foreclosure of the collateral and the personal guarantees of the borrower.

During the quarter ended June 30, 2009, four (4) construction loans totaling $5,361,125 were extended. All these loans are currently performing.

During the quarter ended March 31, 2009, one (1) construction loan totaling $703,935 was extended. The loan is currently performing.

During the quarter ended December 31, 2008, no construction loans were extended.

As can be seen above, five (5) loans with interest reserves were extended during March 31, 2009 and June 30, 2009 quarter ends.

One loan (outstanding balance-$708,481) matured during both quarters due to short term extensions that were granted. The loan represents two (2) of the five
(5) loans with interest reserve that were extended. The construction project experienced delays due to inspection delays. This single family project is complete and it is scheduled for payoff during October 2009. The Bank has committed a residential mortgage loan for the purchase of this property.

The other three (3) loans with interest reserves listed all had extensions granted during the quarter ending June 30, 2009.

One loan (outstanding balance- $2,587,960) is a twenty four (24) unit condominium project that experienced delays in construction due to unrelated legal issues within the building department of the municipality. The marketing of units has started in September, 2009. The interest reserve was eliminated on this loan during quarter ended September 30, 2009, with the borrower agreeing to pay interest on the loan from cash flow of the guarantors.

One loan (outstanding balance-$589,701) is a single family home currently being marketed for sale. The delay in repayment of this loan is due to marketing the unit in the current economic environment. The principal of the loan has provided Magyar Bank with additional collateral to strengthen the Bank's collateral position and he is currently making interest payments on the loan from personal cash flow.

John P. Nolan
October 23, 2009
Page 6

One loan (outstanding balance-$1,474,983) is a sixteen (16) unit single family tract development with five (5) units completed and sold. Two (2) additional homes are under contract. The loan was placed in non-accrual status during the quarter ending September 30, 2009 due to the loan's maturity and the borrower's inability to provide additional collateral and an out-of-pocket interest reserve. All subsequent payments will be allocated for the reduction of principal; the interest reserve has been terminated.

Response to #5:
---------------

Upon the recommendation of senior management, the Bank's Board of Directors made a strategic decision in December 2008 to cease all new originations of construction loans. This decision was based primarily on the deteriorating local and national economies and the increase in classified construction loans due to payment issues and collateral valuation issues. Construction loans were the major contributor to the increase in criticized loans in the fiscal years ended September 30, 2008 and 2009.

Lending for new home construction is not part of the Bank's Strategic Plan for the fiscal year ending September 30, 2010. As a regular part of the strategic planning process, this decision will be reevaluated when the Bank's Strategic Plan is updated for the fiscal year ending September 30, 2011.

Management of the Bank established a Credit Administration Department during the fourth calendar quarter of 2008. This Department was charged with implementing a revised process for the underwriting and review of commercial and construction loans. In consultation with Senior Management, the new Credit Administrator established an Asset Review Committee. As noted above is our response to comment #2, a copy of the latest Asset Review Committee minutes along with copies of the latest Follow Up to the Asset Review Committee meeting is attached as Exhibit C.

Further, credit underwriting standards were strengthened in June 2009 by a more detailed evaluation of global cash flows on all real estate related credits. No loan is considered without a full knowledge of the cash flow position of the borrowers and guarantors. The liquidity positions of borrowers and guarantors are now verified for all credits. An improved review of real estate appraisals was designed in October 2008 to look at all areas touched on by an appraisal. This new review verifies the present value calculations of the appraisers for all construction projects.

John P. Nolan
October 23, 2009
Page 7


Form 10-Q, filed August 14, 2009
--------------------------------

Response to #6:
---------------

The Company's allowance for loan loss is comprised of two parts. The first is the SFAS 114 reserve for loans deemed impaired and is based on valuations of the collateral securing the loan. The second is the SFAS 5 reserve for categories of loans based on historic loses, adjusted for factors such as economic conditions (both local and national), changes in the volume of the category, trends in non-performing loans, and trends in collateral values. The categories of loans consist of six groups: 1-4 family residential mortgage loans, multi-family residential and nonresidential mortgage loans, construction loans, commercial and industrial loans, and consumer loans.

The allowance for loan loss at September 30, 2008 contained $0 in SFAS 114 reserves for $13.3 million in impaired loans (in this connection, it should be noted that the Company charged-off $3.2 million in reserves for these loans at September 30, 2008). $8.1 million of the $13.3 million in impaired loans was in the construction loan category. The Company established $4.5 million in SFAS 5 reserves for $397.3 million in un-impaired loans. Of the charge-offs in the fiscal year ended September 30, 2008, $3.1 million related to the construction loan portfolio, which represented 3.30% of the balances in that portfolio at that date. At September 30, 2008, the SFAS 5 reserve for the un-impaired construction loan portfolio was $2.9 million, or 3.43% of the $84.5 million balance of un-impaired construction loans, exceeding the losses in the category for the fiscal year. The SFAS 5 reserve for construction loans at September 30, 2008 represented an increase from the $1.9 million reserve at September 30, 2007. Further, the allowance for loan loss was increased to 1.10% of total loans at September 30, 2008 from 1.08% of total loans at June 30, 2008, following a $3.2 million debit from the allowance for loan loss during the quarter ended September 30, 2008 due primarily to deterioration in the construction loan portfolio.

The allowance for loan loss at December 31, 2008 contained $1.3 in SFAS 114 reserves for $19.8 million in impaired loans (in this connection, it should be noted that the Company also charged-off $969,000 in reserves for these loans during the quarter ended December 31, 2008). $16.5 million of the $19.8 million in impaired loans was in the construction loan category. The Company established $6.3 million in SFAS 5 reserves for $406.9 million in un-impaired loans. Of the charge-offs in the three months ended December 31, 2008, all $969,000 related to the construction loan portfolio, which represented 2.05% (annualized) of the balances in that portfolio at that date. At December 31, 2008, the SFAS 5 reserve for the un-impaired construction loan portfolio was $3.9 million, or 5.0% of the $77.3 million un-impaired construction loans. The SFAS 5 reserve for construction loans had been increased by $1.0 million from the reserve at September 30, 2008. Further, the allowance for loan loss was increased to 1.76% of total loans at December 31, 2008 from 1.10% of total loans at September 30,

John P. Nolan
October 23, 2009
Page 8

2008,  following the $969,000  debit from the allowance for loan loss during the
quarter  ended  December  31,  2008  due  primarily  to   deterioration  in  the
construction loan portfolio.

The allowance for loan loss at March 31, 2009 contained $534,000 in SFAS 114 reserves for $23.1 million in impaired loans (in this connection, it should be noted that the Company also charged-off $1.7 million in reserves for these loans during the quarter ended March 31, 2009). $15.5 million of the $23.1 million in impaired loans was in the construction loan category. The Company established $5.6 million in SFAS 5 reserves for $416.5 million in un-impaired loans. Of the charge-offs in the three months ended March 31, 2009, none related to the construction loan portfolio. Year-to-date construction losses represented 1.04% (annualized) of the balances in the portfolio. At March 31, 2009, the SFAS 5 reserve for the un-impaired construction loan portfolio was $3.3 million, or 4.1% of the $81.4 million un-impaired construction loans. The SFAS 5 reserve for construction loans was decreased by $600,000 from the reserve at December 31, 2008. The allowance for loan loss decreased to 1.40% of total loans at March 31, 2009 from 1.76% at December 31, 2008, following the $1.7 million debit from the allowance for loan loss during the quarter due to charge-offs on loans secured by 1-4 family residential mortgages and nonresidential mortgages.

The allowance for loan loss at June 30, 2009 contained $1.8 million in SFAS 114 reserves for $39.1 million in impaired loans (in this connection, it should be noted that the Company also charged-off $1.6 million in reserves for these loans during the quarter ended June 30, 2009). $25.1 million of the $39.1 million in impaired loans was in the construction loan category. The Company established $5.8 million in SFAS 5 reserves for $407.6 million in un-impaired loans. Of the quarter's charge-offs, $1.2 million related to the construction loan portfolio. Year-to-date construction losses represented 2.3% (annualized) of the balances in the portfolio. At June 30, 2009, the SFAS 5 reserve for the un-impaired construction loan portfolio was $3.2 million, or 4.3% of the $73.0 million un-impaired construction loans. The SFAS 5 reserve for construction loans decreased by $100,000, or 3.0%, from the previous period, March 31, 2009; however the amount of loans in the category decreased by $8.4 million, or 10.3%. The allowance for loan loss increased to 1.71% of total loans at June 30, 2009 from 1.40% at March 31, 2009 following the $1.6 million debit from the allowance for loan loss during the quarter due to charge-offs on loans secured by construction loans and 1-4 family residential mortgages. The allowance for loan loss as a percentage of total loans was increased at June 30, 2009 due to a $1.3 million increase in the SFAS 114 reserve from $534,000 at March 31, 2009 to $1.8 million at June 30, 2009. A large portion of the increase pertained to a single construction loan, in addition to higher SFAS 5 reserves due to write-downs recorded during the quarter.

It should be noted that the annual construction loan losses as a percentage of the portfolio have decreased to 2.32% (annualized) at June 30, 2009 from 3.30% at the Company's prior year-end, September 30, 2008. The Company's SFAS 5

John P. Nolan
October 23, 2009
Page 9


reserves for construction loan losses were 3.43%, 5.00%, 4.10% and 4.30% of un-impaired construction loan balances at September 30, 2008, December 31, 2008, March 31, 2009, and June 30, 2009, respectively.

In order to provide a detailed and comprehensive discussion supporting our conclusion that the allowance for loan loss is appropriately determined at each reportable period, the Company prepares the following summary and frequency of loan and allowance for loan loss reviews:

     o    a weekly Management Loan Committee review;
     o    a monthly Asset Review Committee review;
     o    a monthly Directors Loan Committee review;
     o a quarterly independent, external loan review by CEIS Review, Inc. ("CEIS"); o a quarterly independent, external review by ParenteBeard, LLP;
     o an annualindependent, external audit of the Company by ParenteBeard, LLP; and
     o an annual examination by the Bank's federal regulator, the Federal Deposit Insurance Corporation.

The process of determining the appropriate allowance for loan losses involves all of the loan review processes above. On a weekly basis, the Management Loan Committee reviews and discusses all past due loans. During this meeting, the risk rating of each delinquent loan is also reviewed for appropriateness. Lenders and the Vice President/Credit Administration are given the opportunity to update the committee on new developments related to delinquent loans and performing loans that have been downgraded.

Monthly, the Asset Review Committee meets to individually review all loans rated "Watch" or lower (all rated loans not rated "Pass"). In addition, Credit Administration makes recommendations for risk rating changes of the portion of the "Pass" rated portfolio that has been reviewed during the month. Minutes from the Management Loan and Asset Review Committees are presented to the Directors Loan Committee on a monthly basis, where each delinquent loan is individually discussed again.

Quarterly, an independent review of the loan portfolio and the allowance for loan loss is performed by CEIS, an independent loan review company and by our independent public accounting firm. The loan review program calls for CEIS to review over a twelve month period, 70% of the combined twelve month average of the construction, commercial and industrial, commercial real estate mortgages, and multifamily mortgages. Also included are commitments, guidance lines, and letters of credit. In the second and fourth quarterly reviews, CIES reviews the criticized and classified portfolio, including non-accrual loans. In the intervening reviews, CEIS focuses on the Pass-rated segment of the loan portfolio but will also include loans criticized by the Bank or the Bank examiners since the prior review, review a sample of new and renewed loans closed since the prior review, delinquencies over 60 days, and a proportional sample of the remaining portfolio.

John P. Nolan
October 23, 2009
Page 10

As part of the review, CEIS also performs an adequacy test of the loan loss reserve considering the grade conclusions and the Bank's guidelines for reserve allocations. CEIS's most recent review was dated July 17, 2009 and was performed in June 2009 using reserve calculations dated March 31, 2009. This review found the reserve for the June 30, 2009 period related to the commercial segment of the portfolio to be inadequate by $1,292,969. The Bank was simultaneously determining the appropriate reserves for loan loss for the June 30, 2009 reserve calculation, and determined an additional reserve for loan loss of $3.2 million was warranted, more than double the inadequacy identified by CEIS. The Bank concurred with CEIS's grade determinations and had reflected all recommended ratings downgrades for the June 30, 2009 quarter-end.

The independent accounting firm, ParenteBeard, LLP (Grant Thornton, LLP prior to June 30, 2009), also reviews all documentation and estimates supporting the Company's allowance for loan loss before financial statements are finalized and filed with the SEC. Specifically, the accounting firm verifies the Company's compliance with SFAS 5 and SFAS 114.

CEIS  and   ParenteBeard,   LLP  present   their   procedures,   findings,   and
recommendations directly to the Audit Committee of the Company.

Annually, the loan portfolio and the allowance for loan loss are audited by ParenteBeard, LLP and examined by the FDIC. In addition to the verification of stated loan and allowance for loan loss balances presented in quarter and year-end financial statements, the methodology of the Company's SFAS 5 and SFAS 114 reserves for loan loss is audited. As of September 30, 2008 and throughout each quarter through June 30, 2009, there were no adjustments or disagreements on the levels or justification of the allowance for loan losses with Grant Thornton, LLP or ParenteBeard, LLP. The FDIC performs a similar review to CEIS; however the entire review takes place during one visit lasting six to eight weeks. The FDIC reviews the criticized and classified portfolio, a sample of new and renewed loans, and the adequacy of the allowance for loan loss. The FDIC last reviewed the adequacy of the Bank's allowance for loan loss at September 30, 2008 and agreed with its levels. The FDIC is currently on site performing its annual examination.

Several additional factors were considered in determining the appropriate level of the allowance for loan loss. First, the Bank has been prompt in charging off loss loans based on current valuations of collateral securing the loan, which adds to the credibility of the allowance for loan loss, since it represents only the potential for loan loss that we have not yet identified. After experiencing an increase in delinquent loans through the June 30, 2009 period, the amount and balance of delinquent loans has stabilized during the Bank's fourth fiscal quarter. The amount and balance of loan delinquencies in the 30 and 60 day delinquent categories were at a year-to-date low at September 30, 2009.

John P. Nolan
October 23, 2009
Page 11

Second, the loan portfolio composition has and will continue to become less risky due to the lack of construction loan originations during the Bank's fiscal year ended September 30, 2009. Monitoring of the construction loan portfolio indicates projects are being completed and contract of sale activity has increased. Shrinking the loan balances and the decision to discontinue construction lending will result in lower required allowances for loan loss.

Finally, the Bank hired experienced loan work-out consultants to assist in recovery and resolution of non-performing loans. The consultants are working simultaneously with the legal process to foreclose on collateral and pursue personal guarantors. The consultants are actively speaking with borrowers of several non-performing loans in an effort to find an amicable solution that involves bringing the loan current, restructuring the loan (TDR), and/or receiving deeds-in-lieu of foreclosure. There is an increased likelihood of increased recoveries on non-performing loans using the consultants.

John P. Nolan
October 23, 2009
Page 12

Response to #7:
---------------


The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

                                                            --------------------------------------------------------
                                                              30-Sep-08       31-Dec-08     31-Mar-09     30-Jun-09
                                                            --------------------------------------------------------
                                                                              (Dollars in thousands)
Non-accrual loans:
     One-to four-family residential                                 $ 772         $ 772       $ 1,842       $ 1,536
     Commercial real estate                                         3,400         1,500         3,450         7,483
     Construction                                                   8,224        17,576        16,221        22,397
     Home equity lines of credit                                      731         1,726         1,196           995
     Commercial business                                              176           226         1,160           813
     Other                                                             -             -             -             -
                                                                ---------      --------      --------      --------
          Total                                                    13,303        21,800        23,868        33,223
                                                                ---------      --------      --------      --------
Accruing loans three months or more past due:
     One-to four-family residential                                    65             -             -             -
     Commercial real estate                                             -             -             -             -
     Construction                                                   6,700             -             -             -
     Home equity lines of credit                                        -             -             -             -
     Commercial business                                                -             -             -             -
     Other                                                              -             -             -             -
                                                                ---------      --------      --------      --------
          Total loans three months or more past due                 6,765             -             -             -
                                                                ---------      --------      --------      --------

                    Total non-performing loans                  $  20,068      $ 21,800      $ 23,868      $ 33,223
                                                                =========      ========      ========      ========

Other real estate owned                                             4,666         5,921         5,619         5,128
Other non-performing assets                                            -             -             -             -
                                                                ---------      --------      --------      --------
Total non-performing assets                                     $  24,734      $ 27,721      $ 29,488      $ 38,351
                                                                =========      ========      ========      ========
Ratios:
     Total non-performing loans to total loans                       4.89%         5.12%         5.44%         7.45%
     Total non-performing loans to total assets                      3.90%         4.02%         4.28%         5.96%
     Total non-performing assets to total assets                     4.81%         5.11%         5.29%         6.88%

John P. Nolan
October 23, 2009
Page 13


The following table below sets forth activity in our allowance for loan losses for the periods indicated.

                                                                               For the quarter ended
                                                             ----------------------------------------------------------------
                                                                30-Sep-08        31-Dec-08       31-Mar-09       30-Jun-09
                                                             ----------------------------------------------------------------

Balance at beginning of period                                    $ 4,377          $ 4,502         $ 7,517         $ 6,161
                                                                  -------          -------         -------         -------
Charge-offs:
     One-to four-family residential                                    31                -              39               -
     Commercial real estate                                           111                -             704               -
     Construction                                                   2,767              987              19           1,215
     Home equity lines of credit                                       69                -             531             201
     Commercial business                                              227                -             474             333
     Other                                                              1                -               -               -
                                                                  -------          -------         -------         -------
          Total charge-offs                                         3,206              987           1,767           1,749
                                                                  -------          -------         -------         -------
Recoveries:
     One-to four-family residential                                     -               -               -               -
     Commercial real estate                                             -               -               -               -
     Construction                                                       -               -               -               -
     Home equity lines of credit                                        -               -               -               -
     Commercial business                                                -               -               -               -
     Other                                                              -               -               -               -
                                                                  -------          -------         -------        -------
          Total recoveries                                              -               -               -               -
                                                                  -------          -------         -------        -------
Net charge-offs                                                     3,206             987           1,767           1,749
Provision for loan losses                                           3,331           4,002             411           3,208
                                                                  -------          -------         -------        -------
Balance at end of period                                          $ 4,502          $7,517          $6,161          $7,620
                                                                  =======          ======          ======         =======
Ratios:
Net charge-offs to average loans outstanding                         0.81%           0.24%           0.42%           0.41%
Allowance for loan losses to
total delinquent loans at end of period (1)                         22.43%          34.48%          25.81%          22.94%
Allowance for loan losses to
 total loans at end of period                                        1.10%           1.77%           1.40%           1.71%

John P. Nolan
October 23, 2009
Page 14


The following table sets forth the allowance for loan losses allocated by loan category, the percent of the allowance to the total allowance and the percent of loans in each category to total loans at the dates indicated.

                                          -----------------------------------------------------------------------------------
                                                         30-Sep-08                                 31-Dec-08
                                          -----------------------------------------------------------------------------------
                                                           Percent of Loans                              Percent of Loans
                                                            In Category to                                In Category to
                                             Amount           Total Loans              Amount              Total Loans
                                          -----------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
One-to four-family residential                    $ 429                 38.44%                $ 437              38.02%
Commercial real estate                              603                 22.60%                  863              23.29%
Construction                                      2,846                 22.61%                4,226              21.87%
Home equity lines of credit                          48                  3.87%                  782               4.38%
Commercial business                                 476                  8.76%                1,193               9.12%
Other                                                 4                  3.72%                    3               3.32%
Unallocated                                          96                  0.00%                   13               0.00%
                                                -------                 ------              -------              ------
Total allowance for loan losses                 $ 4,502                   100%              $ 7,517                100%
                                                -------                 ------              -------              ------


                                           ----------------------------------------------------------------------------------
                                                            31-Mar-09                                 30-Jun-09
                                           ----------------------------------------------------------------------------------
                                                           Percent of Loans                              Percent of Loans
                                                            In Category to                                In Category to
                                             Amount           Total Loans              Amount              Total Loans
                                           ----------------------------------------------------------------------------------
                                                                       (Dollars in thousands)
One-to four-family residential                    $ 457                 38.03%                $ 474                   38.09%
Commercial real estate                              856                 22.20%                1,834                   23.37%
Construction                                      3,629                 21.87%                4,205                   22.02%
Home equity lines of credit                          54                  4.41%                   60                    4.78%
Commercial business                               1,124                 10.25%                  998                    8.77%
Other                                                 3                  3.24%                    2                    2.98%
Unallocated                                          38                  0.00%                   47                    0.00%
                                                -------                 ------              -------              ------
Total allowance for loan losses                 $ 6,161                   100%              $ 7,620                     100%
                                                -------                 ------              -------              ------

John P. Nolan
October 23, 2009
Page 15


Pursuant to Commission Rule 83, we hereby request confidential treatment of (i) all exhibits to this letter, in their entirety, and (ii) all portions of this letter that duplicate or summarize the information contained in these exhibits, under the Freedom of Information Act, 5 U.S.C. ss. 552, et seq. Exhibit A contains a sample criticized loan report, Exhibit B contains excerpts from certain of the Company's internal policies, Exhibit C contains the minutes of certain meetings of the Company's Asset Review Committee, and Exhibit D contains an information related to the Company's ten largest impaired construction loans. The Company considers the criticized loan report set forth at Exhibit A and the internal policies set forth at Exhibit B, which were developed by the Company after consultation with its attorneys and other advisors, to be proprietary information. In addition, public availability these internal policies and forms could create a competitive disadvantage for the Company. The Asset Review Committee meets in closed session in order to foster open discussion of the Company's management of its business and lending relationships, and as such, the minutes of these meetings, set forth on Exhibit C, were never intended to be made public. In addition, because the minutes reflect the policies, procedures and operations of the Company, they are considered to be proprietary information. Finally, these minutes, the sample criticized loan report and the discussion of impaired loans set forth on Exhibit D identify borrowers by name, and include information about the terms of their relationship with the Company and their financial situation. In addition to the competitive harm that public availability of this information could cause the Company, this information is subject to federal and state privacy and consumer protection laws, and as such, should be afforded confidential treatment.

                                     * * * *

John P. Nolan
October 23, 2009
Page 16

The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the Staff's comments. Please direct any additional comments or questions to the undersigned.

                                       Sincerely,

                                       /s/ Jon R. Ansari

                                       Jon R. Ansari
                                       Senior Vice President and Chief Financial
                                       Officer


cc:      Elizabeth E. Hance, President and CEO
         John J. Gorman, Esq.

                                    EXHIBIT A

        [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT B

        [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT C

        [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT D

        [Confidential Treatment Requested Pursuant to Commission Rule 83]